Building the First
Truly Global Brewer
September 28, 2016
1
Filed
by
Anheuser-Busch
InBev
SA/NV
pursuant to Rule 425 under the Securities Act of 1933
Subject
Company:
Anheuser-Busch
InBev
SA/NV
(Commission File No. 001-34455)

Legal Disclaimer
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS
OR REGULATIONS OF THAT JURISDICTION.
This
presentation
(including
any
oral
briefing
and
any
question-and-answer
in
connection
with
it)
relates
to
the
proposed
acquisition
(the
‘Transaction’)
by
Anheuser-Busch
InBev
SA/NV
(‘AB
InBev’)
of
the
entire
issued
and
to
be
issued
share
capital
of
SABMiller
plc
(‘SABMiller’).
The
information
set
out
in
this
presentation
is
not
intended
to
form
the
basis
of
any
contract.
You
should
conduct
your
own
independent
analysis
of
AB
InBev,
SABMiller
and
the
Transaction,
including
consulting
your
own
independent
advisers
in
order
to
make
an
independent
determination
of
the
suitability,
merits
and
consequences
of
the
Transaction.
None
of
AB
InBev,
its
shareholders,
subsidiaries,
affiliates,
associates,
or
their
respective
directors,
officers,
partners,
employees,
representatives
and
advisers
(the
‘Relevant
Parties’)
makes
any
representation
or
warranty,
express
or
implied,
as
to
the
accuracy
or
completeness
of
the
information
contained
in
this
presentation,
or
otherwise
made
available,
nor
as
to
the
reasonableness
of
any
assumption
contained
herein
or
therein,
and
any
liability
therefor
(including
in
respect
of
direct,
indirect,
consequential
loss
or
damage)
is
expressly
disclaimed.
Nothing
contained
herein
or
therein
is,
or
shall
be
relied
upon
as,
a
promise
or
representation,
whether
as
to
the
past
or
the
future
and
no
reliance,
in
whole
or
in
part,
should
be
placed
on
the
fairness,
accuracy,
completeness
or
correctness
of
the
information
contained
herein
or
therein.
Further,
nothing
in
this
presentation
should
be
construed
as
constituting
legal,
business,
tax
or
financial
advice.
None
of
the
Relevant
Parties
has
independently
verified
the
material
in
this
presentation.
Terms
defined
in
the
UK
Scheme
Document
published
on
26
August
2016
in
connection
with
the
Transaction
shall
have
the
same
meaning
when
used
in
this
notice.
This
presentation
and
its
contents
are
not
a
financial
promotion
and
do
not
constitute
an
invitation
or
inducement
to
engage
in
investment
activity.
If
and
to
the
extent
that
this
presentation
or
any
of
its
contents
are
deemed
to
be
a
financial
promotion,
AB
InBev
is
relying
on
the
exemptions
provided
by
Articles
19
and
49
of
the
UK
Financial
Services
and
Markets
Act
2000
(Financial
Promotions)
Order
2005/1529
in
respect
of
section
21
of
the
UK
Financial
Services
and
Markets
Act
2000.
This
presentation
is
an
advertisement
and
not
a
prospectus
or
a
prospectus
equivalent
document
and
investors
and
prospective
investors
in
AB
InBev,
Newbelco
and/or
SABMiller
should
not
subscribe
for
or
purchase
shares
referred
to
in
this
presentation
except
on
the
basis
of
the
UK
Scheme
Document,
the
Belgian
Offer
Documents,
the
South
African
Offer
Prospectus,
the
Belgian
Merger
Documents,
the
Belgian
Merger
US
Documents
and
the
AB
InBev
Listing
Documents,
each
as
published
on
or
around
26
August
2016
in
connection
with
the
Transaction.
Further
information,
including
all
documents
related
to
the
Transaction,
can
be
found
at:
www.globalbrewer.com.
FORWARD
LOOKING
STATEMENTS
Certain
statements
contained
in
this
presentation
that
are
not
statements
of
historical
fact
constitute
forward-looking
statements,
notwithstanding
that
such
statements
are
not
specifically
identified.
In
addition,
certain
statements
may
be
contained
in
the
future
filings
of
the
Company
with
the
competent
securities
regulators
or
other
authorities,
in
press
releases,
and
in
oral
and
written
statements
made
by
or
with
the
approval
of
the
Company
that
are
not
statements
of
historical
fact
and
constitute
forward-looking
statements.
Often,
but
not
always,
forward-looking
statements
can
be
identified
by
the
use
of
forward-looking
words
such
as
"plans",
"expects"
or
"does
not
expect",
"is
expected",
"is
subject
to",
"budget",
"scheduled",
"estimates",
"forecasts",
"intends",
"anticipates"
or
"does
not
anticipate",
or
"believes",
or
variations
of
such
words
and
phrases
or
statements
that
certain
actions,
events
or
results
"may",
"could",
"should",
"would",
"might"
or
"will"
be
taken,
occur
or
be
achieved.
Forward-looking
statements
are
not
guarantees
of
future
performance.
Rather,
they
are
based
on
current
views
and
assumptions
and
involve
known
and
unknown
risks,
uncertainties
and
other
factors,
many
of
which
are
outside
the
Company’s
control
and
are
difficult
to
predict,
that
may
cause
actual
results
or
developments
to
differ
materially
from
any
future
results
or
developments
expressed
or
implied
by
the
forward-looking
statements.
Factors
that
could
cause
actual
results
to
differ
materially
from
those
contemplated
by
the
forward-looking
statements
include,
among
others:
(i)
local,
regional,
national
and
international
economic
conditions,
including
the
risks
of
a
global
recession
or
a
recession
in
one
or
more
of
the
Company’s
key
markets,
and
the
impact
they
may
have
on
the
Company
and
its
customers
and
its
assessment
of
that
impact;
(ii)
financial
risks,
such
as
interest
rate
risk,
foreign
exchange
rate
risk
(in
particular
as
against
the
U.S.
dollar,
the
Company’s
reporting
currency),
commodity
risk,
asset
price
risk,
equity
market
risk,
counterparty
risk,
sovereign
risk,
liquidity
risk,
inflation
or
deflation;
(iii)
continued
geopolitical
instability,
which
may
result
in,
among
other
things,
economic
and
political
sanctions
and
currency
exchange
rate
volatility,
and
which
may
have
a
substantial
impact
on
the
economies
of
one
or
more
of
the
Company’s
key
markets;
(iv)
changes
in
government
policies
and
currency
controls;
(v)
continued
availability
of
financing
and
the
Company’s
ability
to
achieve
its
targeted
coverage
and
debt
levels
and
terms,
including
the
risk
of
constraints
on
financing
in
the
event
of
a
credit
rating
downgrade;
(vi)
the
monetary
and
interest
rate
policies
of
central
banks;
(vii)
changes
in
applicable
laws,
regulations
and
taxes
in
jurisdictions
in
which
the
Company
operates;
(viii)
limitations
on
the
Company’s
ability
to
contain
costs
and
expenses;
(ix)
the
Company’s
expectations
with
respect
to
expansion
plans,
premium
growth,
accretion
to
reported
earnings,
working
capital
improvements
and
investment
income
or
cash
flow
projections;
(x)
the
Company’s
ability
to
continue
to
introduce
competitive
new
products
and
services
on
a
timely,
cost-effective
basis;
(xi)
the
effects
of
competition
and
consolidation
in
the
markets
in
which
the
Company
operates;
(xii)
changes
in
consumer
spending
and
the
capacity
for
growth
in
beer,
alcoholic
beverage
markets
and
non-alcoholic
beverage
markets;
(xiii)
changes
in
pricing
environments;
(xiv)
volatility
in
the
prices
of
raw
materials,
commodities
and
energy;
(xv)
difficulties
in
maintaining
relationships
with
the
Company’s
employees,
suppliers
and
customers;
(xvi)
regional
or
general
changes
in
asset
valuations;
(xvii)
greater
than
expected
costs
(including
taxes)
and
expenses;
(xviii)
the
risk
of
unexpected
consequences
resulting
from
acquisitions,
joint
ventures,
strategic
alliances,
corporate
reorganizations
or
divestiture
plans,
and
the
Company’s
ability
to
successfully
and
cost-effectively
implement
these
transactions
and
integrate
the
operations
of
businesses
or
other
assets
it
has
acquired;
(xix)
the
outcome
of
pending
and
future
litigation,
investigations
and
governmental
proceedings;
(xx)
natural
and
other
disasters;
(xxi)
any
inability
to
economically
hedge
certain
risks;
(xxii)
inadequate
impairment
provisions
and
loss
reserves;
(xxiii)
technological
changes
and
threats
to
cybersecurity;
and
(xxiv)
the
Company’s
success
in
managing
the
risks
involved
in
the
foregoing,
as
well
as
additional
factors,
including
the
risks
relating
to
AB
InBev
described
under
Item
3D
of
its
Annual
Report
filed
on
Form
20-F
with
the
SEC
on
14
March
2016.
All
subsequent
written
and
oral
forward-looking
statements
concerning
the
proposed
transaction
or
other
matters
and
attributable
to
the
Company
or
any
person
acting
on
its
behalf
are
expressly
qualified
in
their
entirety
by
the
cautionary
statements
referenced
above.
Forward-
looking
statements
speak
only
as
of
the
date
on
which
such
statements
are
made.

Legal Disclaimer
In
addition,
the
forward-looking
statements
contained
in
this
presentation
also
include
statements
relating
to
the
Transaction,
the
related
divestitures
and
the
financing
of
the
Transaction,
including
the
expected
effects
of
the
Transaction
on
the
Company
and/or
SABMiller
and
the
expected
timing
of
the
Transaction.
All
statements
regarding
the
Transaction,
the
related
divestitures
and
the
financing
of
the
Transaction,
other
than
statements
of
historical
facts,
are
forward-looking
statements.
You
should
not
place
undue
reliance
on
these
forward-looking
statements,
which
reflect
the
current
views
of
the
Company’s
management,
and
are
subject
to
numerous
risks
and
uncertainties
about
the
Company
and
SABMiller
and
are
dependent
on
many
factors,
some
of
which
are
outside
of
the
Company’s
and
their
control.
There
are
important
factors,
risks
and
uncertainties
that
could
cause
actual
outcomes
and
results
to
be
materially
different,
including
the
satisfaction
of
the
conditions
to
the
transactions
described
herein;
the
ability
to
obtain
the
regulatory
approvals
related
to
the
transactions
and
the
ability
to
satisfy
any
conditions
required
to
obtain
such
approvals;
the
ability
to
realise
the
anticipated
benefits
and
synergies
of
the
Transaction;
any
change
of
control
provisions
in
agreements
to
which
AB
InBev
or
SABMiller
is
a
party
that
might
be
triggered
by
the
Transaction;
the
factors
relating
to
the
Company
described
above;
and
the
risks
described
under
”Risk
Factors”
in
the
Registration
Statement
on
Form
F-4
of
Newbelco
SA/NV
(“Newbelco”),
which
includes
a
prospectus,
filed
with
the
SEC
on
26
August
2016.
Other
unknown
or
unpredictable
factors
could
cause
actual
results
to
differ
materially
from
those
in
the
forward-looking
statements.
There
can
be
no
certainty
that
the
proposed
transactions
will
be
completed
on
the
terms
described
herein
or
at
all.
The
Company’s
statements
regarding
financial
risks
are
subject
to
uncertainty.
For
example,
certain
market
and
financial
risk
disclosures
are
dependent
on
choices
about
key
model
characteristics
and
assumptions
and
are
subject
to
various
limitations.
By
their
nature,
certain
of
the
market
or
financial
risk
disclosures
are
only
estimates
and,
as
a
result,
actual
future
gains
and
losses
could
differ
materially
from
those
that
have
been
estimated.
Subject
to
the
Company’s
obligations
under
Belgian
and
U.S.
law
in
relation
to
disclosure
and
ongoing
information,
the
Company
undertakes
no
obligation
to
update
publicly
or
revise
any
forward-looking
statements,
whether
as
a
result
of
new
information,
future
events
or
otherwise.
All
forward-looking
statements
contained
in
this
presentation
are
expressly
qualified
in
their
entirety
by
the
cautionary
statements
contained
or
referred
to
in
this
section,
AB
InBev’s
most
recent
Form
20-F,
Newbelco’s
Registration
Statement
on
Form
F-4,
reports
furnished
on
Form
6-K,
and
any
other
documents
that
AB
InBev,
SABMiller
or
Newbelco
have
made
public.
For
a
discussion
of
important
factors
which
could
cause
actual
results
to
differ
from
forward-looking
statements
relating
to
SABMiller
and
the
SABMiller
Group,
refer
to
SABMiller’s
Annual
Report
and
Accounts
for
the
year
ended
31
March
2016.
These
risk
factors
expressly
qualify
all
forward-looking
statements
contained
in
this
presentation
and
should
also
be
considered
by
the
reader.
PRO
FORMA
FINANCIAL
INFORMATION
The
pro
forma
financial
information
referenced
in
this
presentation
has
been
presented
for
informational
purposes
only
and
is
not
necessarily
indicative
of
what
the
Combined
Group’s
financial
position
or
results
of
operations
actually
would
have
been
had
the
Transaction
been
completed
as
of
the
dates
indicated.
In
addition,
the
pro
forma
financial
information
does
not
purport
to
project
the
future
financial
position
or
operating
results
of
the
Combined
Group.
The
pro
forma
financial
information
set
out
in
this
presentation
has
been
prepared
on
the
basis
set
out
in,
and
should
be
read
in
conjunction
with,
the
more
detailed
pro
forma
financial
information,
and
accompanying
notes
thereto,
appearing
in
Newbelco’s
Registration
Statement
on
Form
F-4
published
on
26
August
2016
in
connection
with
the
Transaction.
QUANTIFIED
FINANCIAL
BENEFITS
The
statements
in
relation
to
synergies
relate
to
future
actions
and
circumstances
which,
by
their
nature,
involve
risks,
uncertainties
and
contingencies.
The
synergies
and
cost
savings
referred
to
may
not
be
achieved,
or
may
be
achieved
later
or
sooner
than
estimated,
or
those
achieved
could
be
materially
different
from
those
estimated.
For
the
purposes
of
Rule
28
of
the
City
Code,
the
AB
InBev
Quantified
Financial
Benefits
Statement,
which
is
set
out
in
the
UK
Scheme
Document,
is
the
responsibility
of
AB
InBev
and
the
AB
InBev
Directors
and
the
SABMiller
Quantified
Financial
Benefits
Statement
is
the
responsibility
of
SABMiller
and
the
SABMiller
Directors.
The
bases
of
belief,
principal
assumptions
and
sources
of
information
in
respect
of
the
Quantified
Financial
Benefits
Statements
are
set
out
in
the
UK
Scheme
Document
published
on
26
August
2016
in
connection
with
the
Transaction.
NO
FORECASTS
OR
ESTIMATES
No
statement
in
this
presentation
(including
any
statement
of
estimated
synergies
or
costs
savings)
is
intended
as
a
profit
forecast
or
estimate
for
any
period.
No
statement
in
this
presentation
should
be
interpreted
to
mean
that
earnings
or
earnings
per
AB
InBev
Share,
per
Newbelco
Share
or
per
SABMiller
Share
for
the
current
or
future
financial
years
would
necessarily
match
or
exceed
the
historical
published
earnings
per
AB
InBev
Share,
per
Newbelco
Share
or
per
SABMiller
Share.
FUTURE
SEC
FILINGS
AND
THIS
FILING:
IMPORTANT
INFORMATION
In connection with the Transaction, Newbelco filed a Registration Statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus has been mailed to the holders of American
Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE
URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION
ABOUT
AB
INBEV,
SABMILLER,
NEWBELCO,
THE
TRANSACTION
AND
RELATED
MATTERS.
Investors
will
be
able
to
obtain
a
free
copy
of
the
prospectus
and
other
such
filings
without
charge,
on
the
SEC’s
website
(http://www.sec.gov)
once
such
documents
are
filed
with
the
SEC.
Copies
of
such
documents
may
also
be
obtained
from
AB
InBev,
without
charge,
once
they
are
filed
with
the
SEC.
NOTICE
TO
US
INVESTORS
US
holders
of
SABMiller
shares
should
note
that
the
steps
of
any
transaction
requiring
approval
by
SABMiller
shareholders
may
be
implemented
under
a
UK
scheme
of
arrangement
provided
for
under
English
company
law.
If
so,
it
is
expected
that
any
shares
to
be
issued
under
the
transaction
to
SABMiller
shareholders
would
be
issued
in
reliance
upon
the
exemption
from
the
registration
requirements
of
the
US
Securities
Act
of
1933,
provided
by
Section
3(a)(10)
thereof
and
would
be
subject
to
UK
disclosure
requirements
(which
are
different
from
those
of
the
United
States).
The
transaction
may
instead
be
implemented
by
way
of
a
takeover
offer
under
English
law.
If
so,
any
securities
to
be
issued
under
the
transaction
to
SABMiller
shareholders
will
be
registered
under
the
US
Securities
Act
of
1933,
absent
an
applicable
exemption
from
registration.
If
the
transaction
is
implemented
by
way
of
UK
takeover
offer,
it
will
be
done
in
compliance
with
the
applicable
rules
under
the
US
Exchange
Act
of
1934,
including
any
applicable
exemptions
provided
under
Rule
14d-1(d)
thereunder.
This
document
shall
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
buy
any
securities,
nor
shall
there
be
any
offer,
solicitation
or
sale
of
securities
in
any
jurisdiction
in
which
such
offer,
solicitation
or
sale
would
be
unlawful
prior
to
the
registration
or
qualification
under
the
securities
laws
of
such
jurisdiction.
By
attending
the
meeting
where
this
presentation
is
made
(whether
in
person,
by
telephone
or
webcast),
or
by
reading
the
presentation
slides,
you
agree
to
be
bound
by
the
above
limitations.

Milestones achieved since the 2.7
announcement
11/11/2015
2.7
Announcement
–
Agreement
on
a
recommended acquisition of SABMiller,
and agreement with Molson Coors for
complete divestiture of SABMiller's
interest in MillerCoors
1/15/2016
AB InBev lists on the
Johannesburg Stock Exchange
2/10/2016
Binding offer from Asahi to
acquire part of SABMiller's
European Business,
including the Peroni, Grolsch
and Meantime brands and
businesses
3/2/2016
Agreement to sell SABMiller's
interest in CR Snow Breweries
to China Resources Beer
(Holdings) Co. Ltd
5/13/2016
AB
InBev
and
Ambev
agree
to swap certain Ambev
and
SABMiller assets in Latin
America
5/24/2016
European Commission
clearance received
6/30/2016
South African
clearance received
7/20/2016
United States Department
of Justice clearance
received
7/26/2016
Revised and final offer for
SABMiller by AB InBev
7/29/2016
China's Ministry of
Commerce clearance
received
7/29/2016
SABMiller board recommends
unanimously the Cash
Consideration and that
SABMiller Shareholders vote
in favor of the UK Scheme
8/1/2016
AB InBev
and SABMiller announce
expected completion of the
combination on October 10, 2016
8/4/2016
AB InBev announces
structure and leadership
of the combined group
8/23/2016
UK Court decides on
two classes of shares
8/26/2016
Transaction
documents
released

Remaining steps to completion
EXPECTED DATE
EVENT
28 SEPTEMBER 2016
AB InBev, SABMiller and Newbelco
General Meetings
SABMiller UK Scheme Court Meeting
4 OCTOBER 2016
UK Scheme Court Sanction Hearing
5 OCTOBER 2016
Delisting of SABMiller shares on the London Stock Exchange and the
Johannesburg Stock Exchange
7 OCTOBER 2016
Belgian Offer opens and closes
Latest time for making or revising elections for the Cash Consideration or
Partial Share Alternative
10 OCTOBER 2016
Belgian Merger becomes effective and combination completes
11 OCTOBER 2016
New listing of the combined group on Euronext Brussels and secondary listings in New York (ADSs), South Africa and Mexico

Transaction overview
The Boards of AB InBev
and SABMiller agreed the terms of a recommended acquisition of
SABMiller by AB InBev
in November 2015
On 29 July 2016 the Board of SABMiller unanimously recommended the revised and final cash offer of £45.00 per SABMiller Share
SABMiller shareholders will be entitled to receive for each SABMiller Share either:
•
£45.00 in cash, OR
•
A Partial
Share
Alternative
(“PSA”)
comprised
of
0.483969
Restricted
Newbelco
Shares plus £4.6588
in cash
AB InBev has received irrevocable undertakings from Altria and BEVCO, who collectively own
approximately
40.33%
of
SABMiller’s
issued
share
capital
(a)
,
to
vote
in
favor
of
the
transaction and to elect for the PSA in respect of their entire beneficial holdings of
SABMiller shares
The transaction is subject to regulatory and shareholder approvals
Closing is expected to occur on 10 October 2016
(a)
As
of
close
of
business
on
22
August
2016.

Compelling strategic rationale
Creates the first truly global brewer and one of the world’s leading consumer products companies
Brings together a largely complementary geographic footprint with access to high-growth regions
(e.g., Africa, Asia and Central & South America)
Builds
on
SABMiller’s
South
African
heritage
and
commitment
to
the
African
continent
–
a
critical
driver for the future growth of the business
Generates significant growth opportunities for the combined portfolio of leading global, national and local brands, providing more choices for beer drinkers in new and existing markets
Benefits from the capabilities of both companies to deliver further product and service innovations to our consumers and customers around the world
Gains from the experience, commitment and drive of the combined global talent pool
Pools resources and expertise to make a greater and more positive impact on the world
Creates additional shareholder value from revenue, cost and cash flow synergies

Nestlé
P&G
PEPSICO
Unilever
ABInBev SAB MILLER
Coca-Cola
ABInBev
Mondelēz International
L'ORÉAL
SAB MILLER

ABInBev SAB MILLER
P&G
Nestlé
ABInBev
PEPSICO
Coca-Cola
Unilever
L'ORÉAL
Mondelēz International
SAB MILLER

ABInBev

Creates one of the world’s leading consumer
products companies
Source: Company financial reports, FactSet, Unaudited Pro Forma Condensed Combined Financial Information published by AB InBev on 26 August 2016.
Note:
Average 2015 exchange rates used: CHF:USD of 1.0393 (Nestlé) and EUR:USD of 1.1099 (Unilever and L'Oréal). Figures for SABMiller represent a 12 month period ending 31 March
2016; all other standalone figures represent a 12 month period ending 31 December 2015. Figures may not sum due to rounding.
(a)
The historical revenue and EBITDA figures of the combined group represent the aggregate consolidated revenue and EBITDA of (a) the amount for the 12 month period ending on 31
March 2016 (in the case of SABMiller) and (b) the amount for the 12 month period ending on 31 December 2015 (in the case of AB InBev). For the avoidance of doubt, the following transaction-related
divestitures
have
been
reflected
in
the
pro
forma
AB
InBev
and
SABMiller
figures;
MillerCoors
and
the
Miller
brand
portfolio
outside
of
the
US,
European
premium
brands,
CR
Snow,
Central
and
Eastern
European
brands
and
Distell
Group
Limited.
The
aggregate
EBITDA
figure
comprises
the
aggregate
of
AB
InBev's
Normalized
EBITDA
and
SABMiller's Subsidiaries’ EBITDA (adjusted for divestitures, as above), each as defined in their respective annual reports.
(US$ billions)
$92
$69
$63
$59
$55
$44
$44
$30
$28
~$12
REVENUE
(a)
EBITDA
(a)
(EXCLUDING
SYNERGIES)
~$21
$18
$17
$17
$12
$12
$10
$6
$5
~$4

Bringing together a largely complementary
geographic footprint
Primarily AB InBev
AB InBev
& SABMiller (excl. JVs and
associates)
Primarily SABMiller (excl. JVs and associates)
Source: Company information, Plato Logic.
Note: The geographic footprint represented takes into account the divestures required in relation to completion of the transaction.
SABMiller JVs and associates
AB InBev
& SABMiller JVs and associates
Combined experience in developing global
brands, national icons and local brands
Largely complementary footprint in markets with
significant growth opportunities

Globally diversified company, with access
to high growth regions
Source:
AB
InBev
2015
Annual
Report,
SABMiller
2016
Annual
Report.
Note:
Newbelco
revenue
split
does
not
reflect
the
new
organisational
structure
reflected
on
page
19;
reference
base
data
will
be
provided
in
due
course.
(a)
The
historical
revenue
figures
of
Newbelco
represent
the
aggregate
consolidated
revenue
of
(a)
the
amount
for
the
12
month
period
ending
on
31
March
2016
(in
the
case
of
SABMiller)
and
(b)
the
amount
for
the
12
month
period
ending
on
31
December
2015
(in
the
case
of
AB
InBev).
The
following
transaction-related
divestitures
have
been
reflected
in
the
pro
forma
AB
InBev
and
SABMiller
figures;
MillerCoors
and
the
Miller
brand
portfolio
outside
of
the
US,
European
premium
brands,
CR
Snow,
Central
and
Eastern
European
brands
and
Distell
Group
Limited.
AB
InBev
figures exclude Global
Export and Holding Companies.
(b)
Latin America includes Argentina, Bolivia, Brazil, Chile, Colombia, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Panama, Paraguay, Peru, and Uruguay.
(c)
Includes results from SABMiller in Mexico.
AB INBEV STANDALONE
NEWBELCO
REVENUE
REVENUE
Latin America
(b)
30%
Europe
10%
Asia Pacific
13%
North America
(c)
29%
Latin America
(b)
33%
Africa
9%
Asia Pacific
14%
Europe
8%
Mexico
7%
Mexico
10%
(a)
North America
37%

Corona Extra
STELLA ARTOIS
Budweiser

BECK'S
CASTLE
LITE
Hoegaarden
Leffe

AGUILA
BUD LIGHT
CRISTAL
Victoria
SKOL
VB
Cass
HARBIN

ABInBev

Global Brands Multi-Country Brands Local Brands No alcohol and lower alcohol beer Soft drinks Near beer Strong portfolio of global, multi-country and local brands

Growing our
global brands
Premiumizing
and
invigorating beer
Elevating
the core
Developing the
near beer segment
Leveraging
the strength of Corona,
Stella Artois and
Budweiser to form
strong connections
•
Distinct image
and consumer
positioning
•
Increasing our
investments
in sales
and
marketing
Creating excitement
and aspiration around
beer, especially among
millennial consumers
•
Bringing new
vigor and energy
to the consumer’s
experience with beer
•
Craft development
Raising the perception
and relevance of our
core beers
•
Compelling,
differentiated
messaging
•
Programs conveying
the
unique character
and quality of our
brands
•
Large scale
activations
Our near beer offerings
are responding to
consumer demand
for more choice and
excitement
•
Innovative
products that offer
malt beverage
alternatives
•
Competing for
share of total alcohol
Revenue growth will be driven by consistent
commercial priorities, tailored to local
markets

Continue to expect cost synergies of at least
$1.4 billion
Estimated
incremental
recurring
run-rate
pre-tax
cost
synergies
of
at
least
$1.4
billion
(a)
per
annum
assuming current FX, in addition to the $1.05 billion cost and efficiency savings identified by
SABMiller
(b)
Of the $1.05 billion cost and efficiency savings identified by SABMiller, $547 million had been realized by 31 March 2016
(c)
No significant net savings are expected in consumer and customer facing sales & marketing investments within the cost base of SABMiller
Synergies are expected to be delivered in the following areas:
Note:
(a)
Reported under Rule 28.1 of the Takeover Code; related reports can be found in the announcement of the AB InBev/SABMiller transaction made on 26 August 2016.
(b)
Outcomes
from
all
completed
regulatory
reviews
and
potential
impact
of
proposed
remedies,
including
disposals,
have
been
incorporated.
.
Calendar
Year
2015
cost
baseline
used
as
basis for synergy estimates, while SABMiller FYE March 31, 2015 cost baseline was used for 2.7 Announcement.
(c)
As disclosed in SABMiller’s announcement on 18 May 2016
(d)
Change since the report made in the Rule 2.7 Announcement on 11 November 2015
•
Combined sourcing of
raw materials and
packaging
•
Reengineering of
associated processes
Procurement &
Engineering
(25%
-
up from 20%
(d)
)
Brewery & Distribution
Efficiencies
(25%)
Best Practice
Sharing
(20%)
Corporate
HQ/Overlapping Regional
HQs
(30% -
down from 35%
(d)
)
•
Alignment of brewery,
bottling and shipping
productivity
•
Optimization of other
brewery and distribution
processes across
geographies
•
Cost management,
efficiency improvements
and productivity
enhancements across
the group’s
administrative
operations
•
Realignment of
overlapping
administrative costs
across the group
Potential
revenue
and
cash
flow
synergies
have
not
been
quantified
at
this
time

North America
Middle Americas
Latin America North
Latin America South
Latin America COPEC
Europe
Asia Pacific North
Asia Pacific South
Africa
Global Functional
Management Office
Zone HQ
Global HQ /
Europe Zone HQ
Global
Procurement
Office
SABMiller Registered
Office
New York
Leuven / Zug
St. Louis
Mexico City
Bogotá
Leuven
Johannesburg
São Paulo
Shanghai
Buenos Aires
Melbourne
Woking
Gaining from the experience, commitment
and drive of the combined global talent pool
Note: The geographic footprint represented only shows jurisdictions that will be directly controlled by Newbelco. This excludes the JVs and associates of both companies.

STELLA ARTOIS
1 Limited Edition Chalice = 5 Years Clean Water
IMPALA

AB InBev

Bringing people together for a better world
Developing a bold Sustainability strategy to mitigate material risk, improve business performance and drive positive societal change across our supply chain and in our communities
•
Watershed Protection
•
Water Access
Water
•
Renewable Energy
•
Circular Economy
•
Emissions reduction
Climate
•
Commercial Growers
•
Smallholder Farming
Agricultural
Development
•
Retailer capacity building
Economic
Growth
•
Alcohol-related Harm Reduction
•
Social norm campaigns
•
No-
or lower-alcohol products
•
Alcohol Health Literacy
Smart
Drinking

Company name Anheuser-Busch InBev

Q&A 17